FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted] 丹利街十六號騏利大廈九樓
[redacted] ax: 2827 4836 • E-mail: fw@fairwind.com.hk

03 NOV 26 7:21

03037693

Our Ref.: S/7911/94 LTO/kk

17 NOV 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 14th November, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

03 NOV 26 AM 7:21

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 11/26

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

ON-GOING CONNECTED TRANSACTIONS

Following completion of the acquisition of an approximate 51.0% interest in CR Jinhua by CR Textiles, an indirect wholly owned subsidiary of China Resources Enterprise, Limited, in July 2003, CR Nylon, a 52% owned subsidiary of CR Jinhua, also became a subsidiary of the Group.

CR Nylon, in its normal course of business, has been selling and will continue to sell nylon products to Yantai Atgusi, an 85% beneficially owned subsidiary of Atgusi with the remaining 15% beneficially owned by CR Textiles. As Atsugi is also a substantial shareholder beneficially holding 40% of Shandong CRC, a 52% owned subsidiary of CR Textiles, Atsugi is a connected person of the Company under the Listing Rules. The sales of nylon products by CR Nylon to Yantai Atsugi constitute on-going connected transactions of the Company under the Listing Rules after CR Nylon becoming a subsidiary of the Group.

BACKGROUND

Further to an announcement by the Company dated 14th February, 2003 about the acquisition of an approximate 51.0% interest in CR Jinhua by CR Textiles and following a shareholders meeting of CR Jinhua on 8th July, 2003 to approve, amongst other things, the acquisition, the acquisition was completed on 14th July, 2003. Accordingly, CR Nylon, a 52% owned subsidiary of CR Jinhua, became a subsidiary of the Group. CR Nylon is principally engaged in the manufacturing and distribution of nylon number 6 micro-filament and other nylon products.

Yantai Atsugi is 85% and 15% beneficially owned by Atsugi and CR Textiles respectively and, therefore, Yantai Atsugi is a subsidiary of Atsugi. Atsugi is also a substantial shareholder beneficially holding a 40% interest in Shangdong CRC, a 52% owned subsidiary of the Group, therefore, Yantai Atsugi and Atsugi are both connected persons of the Company under the Listing Rules. Atsugi is a company incorporated in Japan, with its shares listed on the Tokyo Stock Exchange, and is primarily engaged in the manufacturing of pantyhose, socks and other related products. Yantai Atsugi is primarily engaged in the manufacturing of plaited yarn, pantyhose, socks and other related products in the PRC.

ON-GOING CONNECTED TRANSACTIONS

CR Nylon, in its normal course of business, has been and will continue to sell nylon products to Yantai Atsugi. The Transactions constitute on-going connected transactions of the Company under the Listing Rules after CR Nylon becoming a subsidiary of the Group.

For the year ended 31st December, 2002 and the nine months ended 30th September, 2003, the aggregate consideration for the sales of nylon products by CR Nylon to Yantai Atsugi amounted to approximately RMB2.5 million and RMB4.6 million respectively (equivalent to approximately HK$2.4 million and HK$4.3 million respectively). The sales price was negotiated on an arm's length basis between CR Nylon and Yantai Atsugi. The directors of the Company confirm that the prices and terms of the sales to Yantai Atsugi are comparable to the prevailing market prices. The directors (including independent non-executive directors) of the Company consider that the sales are on normal commercial terms and are fair and reasonable so far as the shareholders of the Company are concerned.

Yantai Atsugi was established in December 2001. The directors of the Company believe that Yantai Atsugi increased its purchases from CR Nylon in 2003 and will continue to increase its purchases in 2004 given the high quality of the nylon products provided by CR Nylon and relative low transportation costs to Yantai Atsugi as both CR Nylon and Yantai Atsugi are located in the city of Yantai. The directors of the Company estimate that the annual sales of nylon products by CR Nylon to Yantai Atsugi will not exceed RMB20.0 million, RMB25.0 million and RMB30.0 million respectively (equivalent to approximately HK$18.8 million, HK$23.5 million and HK$28.2 million respectively) for each of the three years ending 31st December, 2006 and the amount will not be more than 0.2% of the Group's total turnover for any relevant financial year.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As Atsugi is a substantial shareholder beneficially holding 40% of Shandong CRC, a 52% owned subsidiary of the Group, Atsugi is a connected person of the Company under the Listing Rules. The Transactions constitute on-going connected transactions of the Company under the Listing Rules after CR Nylon becoming a subsidiary of the Group.

The consideration to be payable under the Transactions for each financial year is expected to be less than 3% of the book value of the consolidated net tangible assets of the Company for the relevant financial year. Accordingly, the Company will make an application to the Stock Exchange to seek a waiver from the relevant disclosure requirements under Rule 14.25(1) of the Listing Rules for the Transactions subject to the following conditions:

a. the Transactions will be:

- entered into by the Group in the ordinary and usual course of its business;
- entered into on an arm's length basis and conducted either (i) on normal commercial terms, or (ii) where there is no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and
- entered into either (i) in accordance with the terms of the agreements governing such transactions or (ii) where there are no such agreements, on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

b. the relevant amount of the Transactions for each of the financial year shall not exceed 0.2% of the Group's turnover for each of the relevant financial year but in any event not exceeding 3% of the book value of the consolidated net tangible assets of the Company for the relevant financial year;

c. the independent non-executive directors of the Company shall review the Transactions annually and confirm in the Company's next annual report that these were conducted in the manner as stated above;

d. the Company's auditors shall review the Transactions annually and confirm annually in a letter to the directors of the Company, a copy of which shall be provided to the Stock Exchange by the directors of the Company, stating whether:

- the Transactions have received the approval of the board of directors of the Company;
- the Transactions have been entered into in accordance with the terms and conditions of the agreement governing the Transactions or, when there is no such agreement, on terms no less favourable than terms available from independent third parties; and
- the cap amounts have not been exceeded;

where for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter, the directors shall contact the Stock Exchange immediately; and

e. details of the Transactions in each financial year shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year.

Yantai Atsugi was established in December 2001. The directors of the Company believe that Yantai Atsugi increased its purchases from CR Nylon in 2003 and will continue to increase its purchases in 2004 given the high quality of the nylon products provided by CR Nylon and relative low transportation costs to Yantai Atsugi as both CR Nylon and Yantai Atsugi are located in the city of Yantai. The directors of the Company estimate that the annual sales of nylon products by CR Nylon to Yantai Atsugi will not exceed RMB20.0 million, RMB25.0 million and RMB30.0 million respectively (equivalent to approximately HK$18.8 million, HK$23.5 million and HK$28.2 million respectively) for each of the three years ending 31st December, 2006 and the amount will not be more than 0.2% of the Group's total turnover for any relevant financial year.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As Atsugi is a substantial shareholder beneficially holding 40% of Shandong CRC, a 52% owned subsidiary of the Group, Atsugi is a connected person of the Company under the Listing Rules. The Transactions constitute on-going connected transactions of the Company under the Listing Rules after CR Nylon becoming a subsidiary of the Group.

The consideration to be payable under the Transactions for each financial year is expected to be less than 3% of the book value of the consolidated net tangible assets of the Company for the relevant financial year. Accordingly, the Company will make an application to the Stock Exchange to seek a waiver from the relevant disclosure requirements under Rule 14.25(1) of the Listing Rules for the Transactions subject to the following conditions:

a. the Transactions will be:

- entered into by the Group in the ordinary and usual course of its business;
- entered into on an arm's length basis and conducted either (i) on normal commercial terms, or (ii) where there is no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and
- entered into either (i) in accordance with the terms of the agreements governing such transactions or (ii) where there are no such agreements, on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

b. the relevant amount of the Transactions for each of the financial year shall not exceed 0.2% of the Group's turnover for each of the relevant financial year but in any event not exceeding 3% of the book value of the consolidated net tangible assets of the Company for the relevant financial year;

c. the independent non-executive directors of the Company shall review the Transactions annually and confirm in the Company's next annual report that these were conducted in the manner as stated above;

d. the Company's auditors shall review the Transactions annually and confirm annually in a letter to the directors of the Company, a copy of which shall be provided to the Stock Exchange by the directors of the Company, stating whether:

- the Transactions have received the approval of the board of directors of the Company;
- the Transactions have been entered into in accordance with the terms and conditions of the agreement governing the Transactions or, when there is no such agreement, on terms no less favourable than terms available from independent third parties; and
- the cap amounts have not been exceeded;

where for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter, the directors shall contact the Stock Exchange immediately; and

e. details of the Transactions in each financial year shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year.

If any material term of the Transactions is altered or renewed or if the Company enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions.

DEFINITIONS

"Atsugi"	Atsugi Co., Ltd, a company incorporated in Japan, listed on the Tokyo Stock Exchange, Japan
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"CR Jinhua"	華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd), a company incorporated in the PRC, listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% indirect subsidiary of the Company after completion of the acquisition of an approximate 51.0% interest in CR Jinhua by CR Textiles on 14th July, 2003
"CR Nylon"	煙臺華潤錦綸有限公司 (China Resources Yantai Nylon Co., Ltd.), a company incorporated in the PRC and a 52% subsidiary of CR Jinhua
"CR Textiles"	China Resources Light Industries and Textiles (Holdings) Company Limited, a company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company
"Group"	Company and its subsidiaries
"PRC"	People's Republic of China
"Shandong CRC"	山東華潤厚木尼龍有限公司 (Shandong CRC Atsugi Nylon Co., Ltd.) a company incorporated in the PRC as to 52% and 40% beneficially owned by CR Textiles and Atsugi respectively. The remaining 8% of interest in Shandong CRC is held by an independent third party
"Transactions"	Sales of nylon products by CR Nylon to Yantai Atsugi after CR Nylon becoming a subsidiary of the Group
"Yantai Atsugi"	煙台厚木華潤襪業有限公司 (Yantai Atsugi CRC Stocking Co., Ltd.) a company incorporated in the PRC as to 85% and 15% beneficially owned by Atsugi and CR Textiles respectively

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 14th November, 2003